Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

1.                                      Reporting Issuer

Orezone Resources Inc. (“Orezone”)

290 Picton Street, Suite 201

Ottawa, Ontario

K1Z 8P8

2.                                      Date of Material Change

April 10, 2007.

3.                                      Press Release

The press release was dated April 10, 2007.

4.                                      Summary of Material Change

On April 10, 2007 Orezone announced that a resource estimate for the Essakane Main Zone (“EMZ”) was submitted to Orezone by its joint venture partner, Gold Fields Limited (“Gold Fields”). The new resource was reviewed by independent consultant Snowden Mining Industry Consultants Pty Ltd. Orezone also announced that it signed a mine services and stakeholders operating agreement with Gold Fields governing the development and operation of the Essakane Project.

5.                                      Full Description of Material Change

On April 10, 2007 Gold Fields submitted to Orezone the following resource estimates for the EMZ:

EMZ Mineral Resources
(Reporting within US$650/oz Pit Shell)

	0.5 g/t cutoff			1.0 g/t cutoff
	Mt	g/t	Moz	Mt	g/t	Moz
Indicated	63.2	1.6	3.3	34.6	2.3	2.6
Inferred	14.7	1.7	0.8	8.4	2.4	0.7

These resource estimates were reviewed by independent consultant Snowden Mining Industry Consultants Pty Ltd.

These resource estimates are based on an updated geological model but are preliminary in nature and are subject to completion of a rapid cyanide leach re-assay program. As at December 31, 2006, approximately 10,000 pulps and check samples were re-assayed with approximately 35,000 confirmatory samples to be finalized. The complete results of the ongoing re-assay program are expected later in the second quarter of 2007.

Orezone has also entered into a mine services and stakeholders operating agreement with Gold Fields in regards to developing and operating the Essakane deposit. Gold Fields is currently completing a US$11.4 million full feasibility study (“FFS”) to evaluate the economics of a surface mine, CIL plant and associated infrastructure at Essakane. The FFS is expected to be completed in the third quarter of 2007 and, upon its completion, Gold Fields will increase its interest in the Essakane Project from 50% to 60%.

6.                                      Reliance on Subsection 75 (3) of the Ontario Securities Act or Equivalent Provisions

Not applicable.

7.                                      Omitted Information

Not applicable.

8.                                      Senior Officers

The following senior officer of Orezone is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Ron Little

Chief Executive Officer

290 Picton Street, Suite 201

Ottawa, Ontario

K1Z 8P8

(613) 241-3699

9.                                      Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Ottawa, Ontario this 19th day of October, 2007.

/s/ Ron Little
Ron Little
Chief Executive Officer